

June 6, 2011

Via E-mail
Mark Weinreb, Chief Executive Officer
Stem Cell Assurance, Inc.
555 Heritage Drive
Jupiter, Florida 33458

     RE: **Stem Cell Assurance, Inc.**
          Form 10 Registration Statement
          Filed May 12, 2011
          File No. 0-54402

Dear Mr. Weinreb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

General

1. We note the statement on the company's website that "[S]tem Cell Assurance is currently embarking on developing its Lipo Rejuvenation Centers;" however, we cannot locate similar disclosure in the registration statement. Please revise your description of business section as appropriate to ensure that your information is consistent.

Overview, page 1

2. It is noted throughout the Business section that you intend to take various steps to develop your business. Please clearly disclose each milestone to develop your business, indicate the company's estimated time schedule to commence each milestone, the estimated costs involved in each milestone, and the intended sources of funds.

3. Please provide a more detailed discussion of your proposed business. You refer to general stem cell therapy but do not provide specificity as to the specific treatments you plan on developing. See Item 101(h)(4)(i) of Regulation S-K.

4. Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K regarding research and development.

5. Please disclose the material terms of the consulting agreements filed as exhibits 10.10 and 10.11.

Strategy, page 1

6. Here or in another appropriate section, please explain what you mean by "[S]ubject to the relaxation of regulatory restrictions…"

7. We note the company's plans to initially establish facilities outside of the U.S. Please identify where you plan to commence your operations. In addition, please reconcile with the disclosure on page three that you are currently developing a state-of-the-art facility in Jupiter, Florida.

Technology, page 4

8. Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K with respect to trademarks.

Stem Cellutrition, page 4

9. We note the statement, "[W]e have established Stem Cellutrition, a stem cell-based cosmetic skincare company…" Please expand this section or that on page 8 to describe this company, in terms of when it was established and the extent to which it is an operating entity. We note your previous statement on page 1 that "[W]e have not commenced our principal operations, nor have we generated any revenues from our operations."

Physician Network, page 4

10. Please expand this section to provide some detail with respect to the "relationships with a number of leading medical practitioners in the field of cellular therapy." Describe the nature of the relationships and identify any individuals with whom the company has agreements.

Customers, page 5

11. We note that the company plans to market its treatment services via the Internet, among other means. Please disclose the website address.

Governmental Regulation, page 5

12. We note the statements that the adult autologous stem cells may fall within certain FDA regulations. Please clarify whether there is uncertainty regarding these cells. In addition, please clearly disclose whether your proposed products or services would require governmental approval. If so, discuss the expected costs and timing for approvals.

13. Please revise the disclosure in this section to clearly discuss how the regulations will apply to your proposed business and products or services. Also, given that you initially plan to conduct your business outside the United States, it is unclear as to whether these US governmental regulations would apply to your proposed business initially.

Foreign Government Regulation, page 12

14. Please identify the foreign countries in which you plan to operate your business.

15. Expand your discussion to describe your specific plans to conduct business in each country identified and provide the current status of any agreements or arrangements.

Employees, page 12

16. Please state the number of full time employees in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Former Business Operations and Corporate Information, page 12

17. Expand this section to include disclosure found in Note 11 to the financial statements on page 30 with respect to Stem Cell Cayman, Ltd., a wholly-owned subsidiary of the company formed on February 1, 2011.

Availability of Additional Funds, page 31

18. Please disclose the material terms of the debt financing, including any debt entered into before December 31, 2010. Your disclosure in this section only refers to debt financing after the fiscal year end.

Item 3. Properties, page 33

19. Please provide the disclosure required by Item 102 of Regulation S-K regarding the suitability and adequacy of the premises.

20. Please reconcile the disclosure regarding the base rent for the initial year with the statement that "no base rent is payable during the initial year."

Item 4. Security Ownership… page 35

21. Please provide the disclosure required by Item 403 of Regulation S-K for each officer of the company.

Item 5. Directors and Executive Officers, page 35

22. We note the statement that Mr. Proodian has more than 35 years serving as an officer, director and committee member for several public companies. Please disclose whether Mr. Proodian is currently a director of any public companies. We direct your attention to Item 401(e)(2) of Regulation S-K.

23. Please provide the business experience for Mr. Weinreb from October 2009 to October 2010. See Item 401(e)(1) of Regulation S-K.

24. Please disclose the amount and percent of time each officer devotes to the company.

25. Please discuss in greater detail the pending action against Mr. Silva, including identifying the former employer. Also, provide specific disclosure regarding the impact this action may have upon your business.

Executive Compensation, page 38

26. Please revise footnote three to the summary compensation table to disclose all assumptions made in the valuation by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements or in the MD&A. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please revise similar footnote disclosure for the stock and option awards in the director compensation table.

27. Please confirm, if true, that no other executive officers' compensation exceeded $100,000 for the last fiscal year.

28. Please include in a narrative to the summary compensation table discussing the bonus paid to Mr. Weinreb. Also, discuss in greater detail in this section the termination agreement with Ms. McConnell.

Certain Relationships and Related Transactions, page 40

29. Please disclose whether the officers, directors and shareholders received any consideration for their capital contributions.

30. Please specify the restrictive covenants in the McConnell and Berger termination agreements.

31. Footnote three to the beneficial ownership table reflects that Ms. McConnell is the control person for Stem Cell Research Company LLC. Please reconcile with the disclosure in the last paragraph on page 41, which appears to reflect control of Stem Cell Research Company LLC by Mr. Berger. Clearly disclose the control person(s) for Stem Cell Research Company LLC and clearly disclose the relationship between this entity and Ms. McConnell and Mr. Berger.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

32. Please provide the market information for the quarter ended March 31, 2011.

Item 10. Recent Sales of Unregistered Securities, page 43

33. For each transaction, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

34. We refer to item (5) "Issued in consideration of services" to the table on page 45. Please state the specific nature of the services for which the shares were issued.

35. Please disclose the consideration for each transaction, as required by Item 701(c) of Regulation S-K. The footnote disclosure is not sufficient. Also, please disclose the purchasers in the transactions where you refer to footnotes one and two. Such disclosure is not clear.

Financial Statements

General

36. Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and amend your Form 10 accordingly.

Exhibits

37. Please file a complete copy of the articles of incorporation as amended, rather than filing each amendment separately. We refer you to Item 601(b)(3)(i) of Regulation S-K.

38. We note that Exhibits 10.8, 10.9 are missing exhibits and/or schedules. Please file these exhibits in their entirety.

39. Exhibit 10.10 refers to an existing consulting agreement with Todd Adler. Please file this agreement as an exhibit.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director

Mark Weinreb
Stem Cell Assurance, Inc.
June 6, 2011
Page 7